UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14f-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Lifesciences Opportunities Incorporated
(Exact name of registrant as specified in its corporate charter)

Commission File No.: 000-52836

Florida (State or other jurisdiction of Incorporation or Organization)	20-0594204 (I.R.S. Employer Identification No.)

8447 Wilshire Boulevard, Suite 102 Beverly Hills, California 90211 (Address of Principal Executive Offices)

(323) 653-8288
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Approximate Date of Mailing: February 25, 2008

LIFESCIENCES OPPORTUNITIES INCORPORATED

SCHEDULE 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Lifesciences,” “Company,” “Registrant,” “we,” “us”, and “our” are to Lifesciences Opportunities Incorporated.

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with proposed changes to a majority of the membership of the board of directors (the “Board”) of Lifesciences. The date of this Information Statement is February 25, 2008.

This Information Statement was filed with the Securities and Exchange Commission (the “SEC”) on February 25, 2008 and is being mailed to our shareholders of record as of February 11, 2008. The mailing date of this Information Statement will be on or about February 25, 2008. On the tenth (10th) day subsequent to the mailing date, the director designees named herein will be appointed to the Board.

On February 11, 2008, pursuant to an Agreement and Plan of Merger dated September 7, 2007, as amended (the "Merger Agreement"), between the Company and DRTATTOFF, LLC, a California limited liability company (“Dr. TATTOFF”), Roland Perry, our sole officer and director, resigned from the positions of principal executive officer and principal financial officer effective immediately and from his position as our director effective on the tenth day after the mailing of this Schedule 14(f)-1 Information Statement to our shareholders. Following Mr. Perry’s resignation as officer and pursuant to the Merger Agreement, James Morel, John Keefe and Ian Kirby were appointed Chief Executive Officer, Chief Financial Officer, and Chief Marketing Officer, respectively, of the Company. Mr. Morel and Dr. William Kirby will become the directors of the Company on the effective date of the resignation of Mr. Perry. John J. Klobnak will also become a director of the Company and be named Chairman of the Board following the effectiveness of Mr. Perry's resignation and subject to certain additional conditions.

No action is required by our shareholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, require the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of Registrant’s stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF REGISTRANT’S DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR SHAREHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

TRANSACTION WITH DR. TATTOFF

On February 11, 2008, Dr. TATTOFF merged (the “Merger”) with and into the Company pursuant to the Merger Agreement. Pursuant to the Merger Agreement, certain outstanding units of Dr. TATTOFF membership interests (“Units”) were converted into the right to receive one validly issued, fully paid and non-assessable share of Lifesciences common stock, par value $0.0001 per share (“Common Stock”) on a one-for-one basis. In addition, certain other Units were converted into the right to receive validly issued, fully paid and non-assessable shares of Lifesciences Series A convertible preferred stock (“Series A Preferred Stock”), which shares have a stated value of $100 per share (“Stated Value”). As a result, at closing we issued an aggregate of 7,946,642 shares of our Common Stock and 10,940 shares of our Series A Preferred Stock to certain former members of Dr. TATTOFF, representing 76% of our outstanding Common Stock and 100% of our outstanding Series A Preferred Stock on a post-Merger basis.

Each holder of a share of Common Stock is entitled to one (1) vote per share.  The holders of shares of Series A Preferred Stock are not entitled to vote with the holders of shares of Common Stock, prior to conversion of the preferred shares, except as required by applicable law.  The holders of Series A Preferred Stock and the Company have the right to convert each share of Series A Preferred Stock into shares of Common Stock at a conversion price of $1.00 per share of Common Stock (“Conversion Price”), subject to adjustment as set forth in the certificate of designation. The shares of Series A Preferred Stock mandatorily convert into shares of Common Stock, at the then-applicable Conversion Price, on the earlier of (i) March 1, 2009; (ii) ten (10) calendar days following the closing date of a private or public offering of the Common Stock by the Company which yields gross proceeds to the Company (before any expenses) of not less than $5 million; or (iii) at any time, at the option of the Company, provided that the Common Stock is listed or quoted on a trading market, such as an exchange or other quotation medium, and the average of the daily volume weighted average price of the Common Stock exceeds $2.00 per share of Common Stock for ten (10) consecutive trading days. The Company also has the option of redeeming the shares of Series A Preferred Stock at any time for the Stated Value of the shares plus any accrued but unpaid dividends, provided that the holder of a share of Series A Preferred Stock so redeemed has the option of converting such share(s) into Common Stock at the then-applicable Conversion Price by notifying the Company by mail postmarked within 15 calendar days of the Company mailing the redemption notice.

The shares of our Common Stock and Series A Preferred Stock issued to Dr. TATTOFF’s members as part of the Merger were not registered under the Securities Act of 1933, as amended (“Securities Act”). These shares may not be sold or offered for sale in the absence of an effective registration statement for the shares under the Securities Act, or an applicable exemption from the registration requirements. Certificates evidencing these shares of Common Stock contain a legend stating the same. None of the shares of our Common Stock issued to Dr. TATTOFF’s members will be immediately eligible for sale in the public market without restriction pursuant to Rule 144. Prior to the Merger we were a public “shell” company with nominal assets and liabilities.

The description of the Merger Agreement is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is included in the Company’s Current Report on Form 8-K filed on October 1, 2007 and the amendments to the Merger Agreement,  copies of which are included in the Company’s Quarterly Report on Form 10-QSB filed on February 1, 2008 and Current Report on Form 8-K filed on February 11, 2008.

DR. TATTOFF GENERAL BUSINESS DESCRIPTION

Overview/Background

Following the Merger we are now a provider of marketing and practice management services to physicians who perform tattoo removal, hair removal services (regardless of method) and laser-based skin care services. We endeavor to develop laser clinics and to provide turnkey marketing services, human resources and staffing services, patient management services, technical solutions, office management and other non-medical services to the physicians and medical staff at each of its laser clinics. We own the registered trademark, Dr. TATTOFF, and license the use of the trademark as part of the management services provided to physicians. These services are provided directly to the physicians or to their medical corporations, medical groups or other affiliated entities. Within this framework, we intend to implement our business plan subject to available financing, to create a national brand of retail chain tattoo removal clinics in California and the United States. We are not a medical corporation, do not possess a medical license and do not provide services that require a medical license.

James Morel founded Dr. TATTOFF in 2004 as a marketing and management services company for physicians interested in providing laser tattoo removal. Our goal is to meet the demand for safe, non-invasive and relatively inexpensive tattoo removal in a friendly, non-clinical atmosphere conveniently located in retail centers. The first laser center was opened in Beverly Hills, CA in September 2005. We now have three laser centers in Southern California: Beverly Hills, Irvine and Encino, and have targeted additional locations across the United States for expansion over the next several years.

Laser Tattoo Removal Industry

Laser tattoo removal is an elective, private pay procedure performed on an outpatient basis. According to Harris Poll #58, October 8, 2003, there appears to be a broad geographic distribution among individuals who have tattoos. Approximately 20% of the general population in the western United States, 15% in the southern United States, 14% in the mid-western United States and 14% in the eastern United States has a tattoo.

Services

We provide management services and marketing assistance to physicians who are primarily in the business of laser tattoo removal. Laser tattoo removal service is the core business of our contracting physicians and accounts for approximately 90% of our management service fee revenues, with the remaining 10% derived from laser hair removal and other rejuvenation products and services. A typical laser clinic is designed to be a friendly, relaxing and fun environment with cable television, Wi-Fi access, a range of magazines, and a service-minded staff.

Laser tattoo removal is performed by our contracting physicians using a Medlitec6 laser by trained nurses under the supervision of a licensed physician ensuring quality control throughout the treatment. In some states, only doctors can perform the procedure; however, most states require that a doctor be present or available by phone and that a certified nurse conduct the procedure. Some states require no certification at all. Our strategic expansion focus is setting up clinics in states that allow certified nurses or overseeing doctors to perform the procedure, which is a majority of states.

Laser tattoo removal takes between thirty seconds and five minutes. Results are achieved after a series of five to fifteen treatments, typically with no scarring. Though lasers are more expensive than other methods of tattoo removal, results are realistic and very successful. Doctors and laser technicians associated with our laser clinics have published research on tattoo removal and remain current with the latest techniques available from technological advances. Generally, each technician can perform 25-40 laser tattoo removal treatments a day on a variety of skin colors and with a variety of tattoo differentiations. Patient tattoo photographs are taken routinely before and after each procedure.

We have found during the past three years of operations that the patients being seen by the contracting physician return to our clinics through package and volume purchases providing an opportunity for cross sales of other laser treatments and services.

We Provide Contracting Physicians With:

State-of-the-art equipment and facilities. We provide physicians with whom we contract the facilities, equipment and support services necessary to perform laser procedures using state-of-the-art laser technologies. The nurses and physicians are able to focus on treating patients and are not burdened by the financial, management, administrative, maintenance and regulatory requirements associated with establishing and operating a laser tattoo removal clinic. Our laser clinics typically include one or more laser procedure rooms, private examination rooms and patient waiting areas. Each clinic is equipped with a MedLitec6 laser in addition to air chilling devices, computer systems and standard office equipment.

Management support staff. We provide clinics with an office manager. The physician generally has staff that includes a technician and an assistant. The physician generally hires nurses to perform the laser procedures and oversees and monitors the laser procedures unless state regulations require the physician to perform the laser procedures. The nurse typically has a medical background and is responsible for the clinical management of the center including programming the laser for procedures. The technician assists the nurse during the laser removal procedure and provides support services. The technician and the nurse are certified by the laser manufacturer. The office manager is responsible for day-to-day business operations of the clinic, including patient administration, billing, scheduling and supply re-ordering. In addition, clinics are assigned a district manager who works with our manager to support the nurses and physicians, and assists in developing laser tattoo removal programs.

Access to an expanded patient population. We have and plan to continue to help contracting physicians develop their laser tattoo removal practices through our marketing efforts which identify potential new patients. We coordinate our efforts with contracting physicians to customize marketing programs in various media advertisements. We market each clinic’s laser removal services directly to the consumer through radio, direct mail and print advertisements, internet advertising, video and cable advertising, brochures and seminars.

We Provide Physician’s Patients With:

Convenient access to physicians and nurses skilled in tattoo removal services. We focus on identifying physicians who have a reputation for providing quality dermatologic care within their respective markets to contract with the clinics. The physician with whom we presently contract and the physician’s nurses have met our qualification criteria, including an extensive review of state licensure, board certification, malpractice insurance and history, procedure experience and clinical outcomes.

Treatment environments designed to enhance customer satisfaction. Our laser clinics are designed to create a patient friendly environment and reduce any anxiety associated with laser tattoo removal. Each laser clinic has what we believe to be an aesthetically pleasing and comfortable waiting area for patients and a staff focused on addressing each patient’s needs. In addition, each laser clinic provides consultation areas where a patient’s procedures can be discussed in a private setting with a member of the medical staff of the contracting physician.

Regularly scheduled procedures. We strive towards 100% patient satisfaction for the contracting physician and have established a continuum of care program which assures that the level of tattoo removal agreed to by the patient and the physician is achieved.

Strategy

Our objective is to position the Company as the first nationally branded laser tattoo removal management services business. Using our trademark, Dr. TATTOFF, our management believes we have developed a marketing strategy and a laser clinic model to be able to expand our business throughout California and other targeted markets throughout the United States. Elements of our business strategy include:

•	opening a number of new clinic locations in key metropolitan centers throughout the United States over the next three years;

•	hiring key management and operational staff for the new locations; and

•	implementing targeted marketing campaigns for physician’s services and products to attract new customers.

Revenues Sources

Our intended primary source of revenues is management fees through management services agreements with physicians or their affiliated entities at each laser clinic location. Typically, this agreement between us and a physician providing the laser tattoo removal procedures or oversight, provides that a specified percentage of the gross revenues of the laser clinics will be paid to us in return for site development, administrative, management, support and marketing services. We plan to enter into a new management services agreement with each physician (or an affiliated entity) with which we partner. We have currently entered into one management agreement with a physician who provides services in all three of our clinics.

Operations over the last three years have shown the average patient at our laser clinic spends approximately $205 per visit. The tattoo removal process may take between five and fifteen treatments at our laser clinics. The contracting physician currently charges $41 per square inch of tattoo to be removed and the estimated average total treatment is approximately $1,650.

Other revenues are derived from laser hair removal at each clinic. Based on management’s estimates, the average laser hair removal cost per treatment at our retail locations has been approximately $200. There are additional ancillary costs per laser treatment for products relating to the care of the tattoo being removed. On average, based on management’s estimates, the physician’s patients spend approximately $10 per visit on these ancillary products.

Competition

We face competition from other providers of laser tattoo removal services and physician management services companies. While our management believes there is no nationally known name brand retail establishment for laser tattoo removal, there are “medspa” facilities and dermatologists that offer tattoo removal services. These services are delivered through a fragmented system of local providers.

DESCRIPTION OF SECURITIES

General

Under our Articles of Incorporation, we are authorized to issue 80,000,000 shares of Common Stock, $0.0001 par value, and 20,000,000 shares of preferred stock, no par value. The following is a summary description of our capital stock.

Common Stock

As of February 11, 2008, there were 10,470,336 shares of Common Stock outstanding. The shares were held of record by thirty-five (35) shareholders.

Holders of our Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Holders of our Common Stock are entitled to receive their proportionate share of dividends, if any, declared from time to time by the Board out of funds legally available for that purpose.

In the event of our liquidation, dissolution or winding up, holders of the Company’s Common Stock are entitled to their proportionate share of all assets remaining after payment of liabilities, after taking into consideration the prior distribution rights of any preferred stock then outstanding. Our Common Stock has no preemptive or conversion rights or other subscription rights. No redemption or sinking fund provisions apply to our Common Stock.

Preferred Stock

Under our Articles of Incorporation, the Board is authorized, without shareholder approval, to issue from time to time up to 20,000,000 shares of preferred stock, including dividend rights, and liquidation preferences, that the Board may determine. The rights of the holders of Common Stock will be affected by, and may be adversely affected by, the rights of holders of any preferred stock that we may issue in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for others to acquire, or of discouraging others from attempting to acquire, a majority of our outstanding voting stock.

Series A Preferred Stock

On February 6, 2008, our Board approved the designation of 100,000 shares of our preferred stock as Series A Preferred Stock, with a Stated Value of $100 per share. On February 8, 2008, we designated the rights and preferences of a class of shares of Series A Preferred Stock authorizing 100,000 shares pursuant to the filing of an amendment to our Articles of Incorporation with the State of Florida. As a result of the Merger, there are currently 10,940 shares of Series A Preferred Stock outstanding. The Series A Preferred Stock pays annual dividends on any outstanding shares of Series A Preferred Stock in the amount of 10% per annum commencing on the issue date. At the option of the holder, we may pay the dividends in whole or in part on a payment in kind (i.e. Series A Preferred Stock) basis at any time, calculated based upon the Stated Value of the Series A Preferred.

Conversion Features: Shares of Series A Preferred Stock are convertible into our Common Stock at a Conversion Price of $1.00 per share of Common Stock, subject to the adjustments as specified in the Series A Preferred Stock Certificate of Designation. Each share of Series A Preferred Stock is convertible (i) at the option of the holder thereof from the time of issuance so long as such share(s) of Series A Preferred Stock remain outstanding; and (ii) automatically and mandatorily converted into Common Stock on the earlier of (x) March 1, 2009; (y) ten (10) calendar days following the closing date of a private or public offering of the Common Stock by the Company which yields gross proceeds to the Company (before any expenses) of not less than $5 million; or (z) at any time, at the option of the Company, provided that the Common Stock is listed or quoted on a trading market, such as an exchange or other quotation medium, and the average of the daily volume weighted average price of the Common Stock exceeds $2.00 per share of Common Stock for ten (10) consecutive trading days.

Voting and Liquidation: Holders of the Series A Preferred Stock have no voting rights other than those required under Florida law or specified in the Series A Preferred Stock Certificate of Designation. In the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or otherwise, after payment or provision for payment of our debts and other liabilities, the holders of the Series A Preferred Stock shall be entitled to receive, before the holders of any of the Common Stock or other classes of our preferred stock ranking junior thereto, out of our remaining net assets, the amount each holder invested in the Series A Preferred Stock, plus all accrued but unpaid interests, and any other amounts accrued and owing hereunder. As long as any shares of the Series A Preferred Stock remain outstanding, we may not create, authorize or issue any other class or series of capital stock which is senior to the Series A Preferred Stock with respect to liquidation, without obtaining the prior written consent of the holders of at least a majority of the number of shares of the Series A Preferred Stock then outstanding.

Common Stock Purchase Warrants

Purchasers of the Series A Preferred Stock also received five-year warrants to purchase a number of shares of our Common Stock equal to 50% of the shares issuable upon conversion of the Series A Preferred Stock (at the time of issuance of the Series A Preferred Stock) at an exercise price equal to $1.00 per share (“Preferred Stock Warrants”). By way of illustration, one share of Series A Preferred, which is presently convertible into 100 shares of our Common Stock, received a warrant to purchase 50 shares of our Common Stock at an exercise price of $1.00 per share. The exercise price of the Preferred Stock Warrants is subject to adjustment as set forth in the warrant agreement including the requirement that if the Company at any time prior to the expiration of the Preferred Stock Warrant, subject to certain exceptions, issues any shares or securities convertible into shares of our Common Stock to a person other than the warrant holder for a consideration per share less than the exercise price in effect at the time of such issuance, then the exercise price will be immediately reset to such lower price.

10% Convertible Promissory Notes and Related Common Stock Purchase Warrants

From December 2007 until immediately prior to the Merger, Dr. TATTOFF issued Secured Convertible Promissory Notes with an aggregate principal amount of $349,975 (“Convertible Promissory Notes”), with warrants issuable in accordance with the terms of the Convertible Promissory Note (the “Promissory Note Warrants”). The Convertible Promissory Notes mature six months from the issue date (“Maturity Date”) and accrue interest at a rate of 10% per annum on their respective aggregate unconverted and then outstanding principal amount, which interest is on the Maturity Date. The Promissory Note Warrants expire five years from the issue date of the Convertible Promissory Note. We assumed the obligations under the Convertible Promissory Notes, including the obligation to issue Promissory Note Warrants at some point in the future, as a result of the Merger. The holder of a Convertible Promissory Note may, at his or her option, so long as any portion of the Convertible Promissory Note remains outstanding, elect to convert any outstanding and unpaid principal portion of Convertible Promissory Note, and any accrued and unpaid interest into shares of our Common Stock at a price of $1.00 per share of Common Stock, subject to adjustment.

Upon Conversion. In the event the Convertible Promissory Note is converted, in whole or in part, then the holder shall also receive at the time of conversion a Promissory Note Warrant to purchase one-half share of our Common Stock at an exercise price of $1.00 per share, subject to adjustment, for each share of Common Stock issued upon conversion of the Convertible Promissory Note.

At Maturity. In the event all or a portion of the Convertible Promissory Note remains outstanding on the Maturity Date, then the holder shall receive on such date a Promissory Note Warrant to purchase one (1) share of Common Stock at an exercise price of $1.00 per share, subject to adjustment, for each share of Common Stock which would have been issued had the principal balance and accrued and unpaid interest outstanding on the Maturity Date been converted in accordance with the terms of the Convertible Promissory Note.

Exercise Price. The exercise price of the Promissory Note Warrants is subject to adjustment as set forth in the warrant agreement including the requirement that if the Company at any time prior to the expiration of the Promissory Note Warrant, subject to certain exceptions, issues any shares or securities convertible into shares of our Common Stock to a person other than the warrant holder for a consideration per share less than the exercise price in effect at the time of such issuance, then the exercise price shall be immediately reset to such lower price.

Warrants

Under the terms of the Merger Agreement, the Company also issued five-year warrants to certain Dr. TATTOFF members to purchase an aggregate of 1,146,492 shares of the Company’s Common Stock, 326,457 warrants have an exercise price of $1.25, subject to adjustment, 770,035 warrants have an exercise price of $1.00, subject to adjustment and 50,000 warrants have an exercise price of $0.80. The warrant exercise price is subject to adjustments for stock splits, stock dividends, mergers, reorganizations and asset sales. Certain of these warrants contain demand and “piggyback” registration rights, as well as cashless exercise provisions.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth on a post-merger basis certain information regarding beneficial ownership of our Common Stock as of the date of this Information Statement by (i) each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock, (ii) each director, executive officer and director nominee, and (iii) all of our directors, executive officers and director nominees as a group. Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Unless otherwise noted, the principal address of each of the directors, officers and director nominee listed below is 8447 Wilshire Boulevard, Suite 102, Beverly Hills, California 90211.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Ark Venture Capital, Inc. (2)	823,488	7.9%
John J. Klobnak (3) (4)	453,356	4.3%
Roland Perry (4)	419,513	4.0%
Pacific Holdings Syndicate, LLC (5)	6,712,500	64.1%
James Morel (4) (5)	0	*
William Kirby (4) (5) (6)	119,797	1.1%
John Keefe	0	*
Ian Kirby (5)(7)	78,144	*

Officer & Directors as a Group (5 persons) (4)	617,454	5.9%

* Less than 1%
(1) Assuming 10,470,336 shares of Common Stock issued and outstanding as of February 11, 2008.
(2) Voting and dispositive control of the shares of Common Stock held by Ark Venture Capital, Inc. is shared by Robert D. Keyser and Albert J. Poliak, the founders and former officers and directors of Lifesciences. Ark Venture Capital, Inc.’s address is 925 S. Federal Highway, Suite 600, Boca Raton, Florida 33432.

(3) These shares are jointly owned by Mr. Klobnak and his wife, Valerie J.S. Klobnak.
(4) Roland Perry will resign as director of the Company effective ten days after the Company’s filing of this Schedule 14(f)-1 and James Morel and William Kirby will be appointed directors of the Company on the same date. John J. Klobnak will also become a director of the Company on such date provided certain other conditions are met. Mr. Klobnak’s shares are not included in the calculation of “Officers and Directors as a Group.”
(5) Mr. Morel, Dr. Kirby, and Ian Kirby own approximately 38.19%, 11.82% and 4.25% of Pacific Holdings Syndicate, LLC, respectively, and are managing members of Pacific Holdings Syndicate, LLC.
(6) Does not include warrants to purchase 27,536 shares of Common Stock at an exercise price of $1.00 per share.
(7) Does not include warrants to purchase 41,241 shares of Common Stock at an exercise price of $1.25 per share and 39,586 shares of Common Stock at an exercise price of $1.00 per share.

CHANGE OF CONTROL

On February 11, 2008, Dr. TATTOFF completed the Merger with and into the Company pursuant to the Merger Agreement. Pursuant to the Merger Agreement, certain outstanding units of Dr. TATTOFF membership interests were converted into the right to receive one validly issued, fully paid and non-assessable share of Common Stock on a one-for-one basis. In addition, certain other Units were converted into the right to receive validly issued, fully paid and non-assessable shares of Lifesciences Series A Preferred Stock, which shares have a stated value of $100 per share. As a result, at closing we issued an aggregate of 7,946,642 shares of our Common Stock and 10,940 shares of our Series A Preferred Stock to certain former members of Dr. TATTOFF, representing 76% of our outstanding Common Stock and 100% of our outstanding Series A Preferred Stock on a post-Merger basis.

CHANGES TO THE BOARD OF DIRECTORS

Prior to the Merger, our sole director and executive officer was Roland Perry. At the closing of the Merger Roland Perry resigned from his executive officer positions with the Company. The Board has nominated John Klobnak, James Morel and Dr. William Kirby to serve as members of the Company's Board. The change in directors is expected to be effective on the tenth day following the mailing of this Information Statement to our stockholders (the “Effective Date”). Additionally, Mr. Perry will resign as a director on the Effective Date.

Each of John Klobnak, James Morel and Dr. William Kirby is not currently a member of the Board, and prior to the Merger did not hold any position with the Company and, except as otherwise disclosed herein, had not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of John Klobnak, James Morel and Dr. William Kirby has ever been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has ever been a party to any judicial or administrative proceeding during the past five years, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Set forth below is information regarding the Company’s current directors, executive officers and director designees.

Name	Age	Position
John Klobnak	57	Director and Chairman Nominee
James Morel	37	Chief Executive Officer, Director Nominee
William Kirby, D.O.	35	Medical Director, Director Nominee
John Keefe	59	Chief Financial Officer
Ian Kirby	28	Chief Marketing Officer
Roland Rick Perry	48	Director

John Klobnak. Mr. Klobnak is expected to be appointed to the Board and named Chairman of the Board pursuant to the provisions of the Merger Agreement provided certain other conditions are met. Mr. Klobnak served as Chairman and Chief Executive Officer of Laser Vision Centers, Inc. (“LaserVision”) from July 1988 to May 2002. Effective May 15, 2002, LaserVision merged with TLC Vision Corporation (NASDAQ: TLCV) and became a subsidiary of TLCVision. From May 2002 to August 2004, Mr. Klobnak served on the board of directors of TLCVision as Vice-Chairman of the Board. Mr. Klobnak also served on the corporate governance committee of the Board of TLC Vision. From 1990 to 1993, Mr. Klobnak served as LaserVision’s Chairman, President and Chief Executive Officer. From 1986 to 1988, he served as Chief Operating Officer and subsequently President of MarketVision, a partnership acquired by LaserVision upon its inception in 1988. Prior to 1986, Mr. Klobnak was engaged in marketing and consulting. Mr. Klobnak also served as Chairman of the Board of Directors of Quick Study Radiology, Inc. from 1999 to 2006.

James Morel. Mr. Morel has served as Chief Executive Officer of the Company since February 11, 2008 and is expected to commence service as director following Mr. Perry’s resignation. Mr. Morel created DRTATTOFF LLC and the registered trademark, Dr. TATTOFF, in 2004 as a marketing and management company for physicians interested in providing tattoo removal. Mr. Morel has served as the Chief Executive Officer and a managing member of Dr. TATTOFF since 2004. From 2001 to 2004, Mr. Morel served as a producer and partner in Gorilla Advertising, a syndicated television commercial production company and Mackenzie-Morel Entertainment, an independent television production company. He developed and produced “Star Dates” for E!Television. As a partner in Mackenzie-Morel, he worked with numerous Hollywood networks and production companies. Mr. Morel was the founder and President of 1-800-POSTCARDS, a promotional printing company based in New York City and Los Angeles from 1995 to 2000. Also from 1995 to 2000, Mr. Morel served as Publisher and Editor of POPsmear magazine, an arts and entertainment print magazine with international distribution. He oversaw a staff that produced articles and photographs covering the entertainment, music and art world. Mr. Morel holds a BA degree from Syracuse University’s Newhouse School of Communications and School of Arts & Sciences with a dual major of Advertising and Psychology and minor in Marketing. Mr. Morel filed for personal bankruptcy in October of 2001. This bankruptcy was discharged in December of 2002.

William Kirby, D.O. Dr. Kirby has served as Medical Director of the Company since February 11, 2008 and is expected to commence service as a director following Mr. Perry’s resignation from the Board. A board-certified dermatologist, Dr. Kirby has been the Medical Director and a managing member of Dr. TATTOFF since 2004. Dr. Kirby has been a licensed physician since 2002 in California. Dr. Kirby’s medical practice is limited to dermatology with an emphasis on laser tattoo removal, cutaneous oncology, and facial cosmetic procedures. He is also the recipient of the Koprice award for his presentation on laser tattoo removal procedures and is considered by many to be one of the leading medical authorities on laser tattoo removal techniques. He has also published extensive works on this subject. Dr. Kirby has a degree in biology from Emory University and a D.O. from Nova Southeastern University. He did his first year of postgraduate training in Internal Medicine at Mount Sinai Medical Center & Miami Heart Institute in Miami Beach, Florida in 2001. His Dermatology residency training took place in association with Western University/Pacific Hospital where he served as Chief Resident in the Department of Dermatology.

John Keefe. Mr. Keefe has served as Chief Financial Officer of the Company since February 11, 2008 and for Dr. TATTOFF prior to the Merger since November 2007. From January 2007 to November 2007, Mr. Keefe served as the Chief Financial Officer of Equicare Capital, LLC, a healthcare revenue cycle company, where he assisted in building financial models for the company and facilitated the company’s merger with Argyle Solutions Inc. in August 2007. From 2002 to 2006, Mr. Keefe was a co-founder and served as the Chief Operating Officer of Centerre Healthcare Corporation, an acute rehabilitation hospital company, where he was responsible for all aspects of hospital operations, including implementations, regulatory compliance, clinical quality, and marketing. Prior to that, Mr. Keefe served as Chief Financial Officer of NextCARE Hospitals, Inc., a long-term acute hospital company, from 1999 to 2001. From 1995 to 1999, Mr. Keefe served as Chief Financial Officer of Intensiva HealthCare Corporation, a publicly traded long-term acute care hospital company (PinkSheets:IHHC), until its merger with Select Medical Corporation where Mr. Keefe was responsible for all SEC filings, include quarterly and annual reports, as well as insider trading compliance and prospectus development. His duties also included responsibility for information systems, software/hardware selection, benefits design, risk management, and HMO/PPO contracting as well as all traditional financial function and reporting areas. Mr. Keefe has a BBA in Accounting from Georgia State University and became licensed as a Certified Public Accountant (Georgia) in 1981.

Ian Kirby. Mr. Kirby has served as Chief Marketing Officer of the Company since February 11, 2008 and for Dr. TATTOFF prior to the Merger since November 2007. From February 2007 through October 2007, Mr. Kirby served as Executive Creative Director for Art Machine, an entertainment advertising agency, where he was responsible for servicing and growing existing accounts, bringing in new ones, and directing creative aspects of projects from a diverse range of clients. Prior to that in 2006, Mr. Kirby developed pitch presentations for Strategic Group, a New York-based company specializing in brand and image creation for a variety of clients. From 2002 to 2006, Mr. Kirby worked for Shoolery Design, another entertainment advertising agency, serving over two years as the Director of the Television department. From 2001 to 2002, Mr. Kirby headed West Coast Sales and Marketing efforts for Malaguti USA, the sole American importer of a European motor scooter company. Mr. Kirby holds a degree in Business Administration from the University of Florida.

Roland Rick Perry. Mr. Perry has served as a member of our Board since August 2005. Mr. Perry currently serves as president of Internet PR Group, a public relations and independent research and consulting firm based in California. Mr. Perry has served as president of Institutional Analyst, Inc. (formerly known as Internet PR Group) since 1998. Mr. Perry attended Southern Illinois University, Loyola of Chicago and University of California, Los Angeles.

Key Employees

Monya Matewsky. Ms. Matewsky has served as Director of Marketing of the Company since February 11, 2008. Ms. Matewsky has over six years experience in the medical industry and holds a Bachelor of Science Degree in business management and marketing from Bridgewater State College. As marketing manager for HealthWest, a start-up medical spa franchising company, from 2003 to 2005, she provided an intensive hands-on approach to implementing marketing programs for over 20 medical spas across the United States. She was also responsible for implementing employee training programs, recruitment and general day-to-day operations.

Nicole Wool. Ms. Wool has served as Director of Public Relations of the Company since February 11, 2008. Prior to working for the Company, Ms. Wool worked for the Los Angeles based public relations firm, Rousso/Fisher Public Relations as its Director of Public Relations from 2006 to 2007. Ms. Wool practiced law as a litigation attorney specializing in rights of publicity, privacy, defamation, copyright law, real estate, and medicine for five years prior to 2006. Ms. Wool graduated Magna Cum Laude and with Distinction from UC Santa Barbara in 1997 and has a J.D. from Southwestern University School of Law in Los Angeles.

Family Relationships

Dr. William Kirby, a director nominee and our Medical Director, and Ian Kirby, our Chief Marketing Officer, are brothers. There are no other family relationships between or among our executive officers and directors or director nominees.

COMMITTEES OF THE BOARD OF DIRECTORS

We currently do not have any committees that have been established by the Board. Our entire Board performs the functions that will likely be delegated to an audit committee, compensation committee and nominating committee in the future. We do not have an audit committee financial expert serving on the Board. We anticipate identifying an appropriate director candidate who may fill this position in the future.

EXECUTIVE OFFICERS

In connection with the Merger Agreement, Mr. Perry resigned as our President, Chief Executive Officer, and Chief Financial Officer, effective upon the closing of the Merger Agreement. Under the Merger Agreement James Morel was appointed Chief Executive Officer; Dr. William Kirby was appointed Medical Director; John Keefe was appointed Chief Financial Officer; and Ian Kirby was appointed Chief Marketing Officer. A brief description of the previous business experience of our executive officers is provided above.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), Forms 4 (Statement of Changes of Beneficial Ownership of Securities) and Forms 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of the Company’s common stock are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file. During the fiscal year ended January 31, 2008, the Forms 3 reports required by Section 16(a) of the Exchange Act were not filed on a timely basis by the Company’s officer and director and beneficial owners of 10% or more of a registered class of the Company’s equity securities. The Form 3 reporting beneficial ownership of the Company’s securities by Roland Rick Perry as officer and director of the Company and the Form 3s of Ark Venture Capital, Inc., John Klobnak, the Klobnak Irrevocable Trust and Travis Aylward, Trustee of the Klobnak Irrevocable Trust, as the owners of 10% or more of the Company’s securities as of September 28, 2007, were filed in February 2008. In making the foregoing statements, we have relied upon copies of the reports reviewed by us.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Execution Compensation

No compensation has been paid to any officers or directors of Lifesciences from inception through the effective time of the Merger. The following table sets forth certain information concerning the compensation for services rendered in all capacities to Dr. TATTOFF for the fiscal years ended December 2007 and 2006 of Dr. TATTOFF's Chief Executive Officer (principal executive officer) and the two most highly compensated executive officers of Dr. TATTOFF other than the Chief Executive Officer, who are referred to in this section as the named executive officers.

Summary Compensation Table

				All Other
Name and Principal Position		Year	Salary	Compensation	Total
			($)	($)	($)

James Morel	Chief Executive Officer	2007	116,637	--	116,637
		2006	77,801	42,119	119,920
John Keefe(1)	Chief Financial Officer	2007	2,307	--	2,307
		2006	--	--	0
William Kirby(2)	Medical Director	2007	18,705	--	18,750
		2006	--	--	0

(1)	Mr. Keefe commenced service as Chief Financial Officer of Dr. TATTOFF on November 21, 2007.

(2)	Dr. Kirby did not receive compensation for his services as Medical Director of Dr. TATTOFF until October 2, 2007.

Option Grants

As of February 11, 2008, the Company has not granted any options and does not presently have any stock option plans in place.

Employment Agreements

Effective October 2, 2007, William Kirby, D.O. commenced service as Dr. TATTOFF’s full-time Medical Director and became entitled to receive an annual salary of $150,000. Dr. Kirby is eligible for all health and welfare insurance benefits offered to all other Dr. TATTOFF employees as of the effective date. Dr. Kirby also agreed to execute Dr. TATTOFF’s confidentiality, non-compete agreement. There is no written employment agreement or specified term for Dr. Kirby’s employment and either party may terminate the employment relationship at any time, with or without advance notice. In accordance with the terms of the Merger, Lifesciences has assumed the obligations under this arrangement.

Effective October 19, 2007, Ian Kirby, Dr. William Kirby’s brother, accepted Dr. TATTOFF’s offer of employment to serve as Dr. TATTOFF’s full-time Chief Marketing Officer beginning November 12, 2007 and is entitled to receive an annual salary of $150,000. Mr. Kirby is eligible for all health and welfare insurance benefits offered to all other Dr. TATTOFF employees effective thirty (30) days from the start date of his employment. In addition to his base salary, Mr. Kirby is eligible to participate in any bonus plans, incentive compensation programs and stock option plans, if any, as may be in effect from time to time, at a level consistent with his position and with Dr. TATTOFF’s then current policies and practices. Mr. Kirby also agreed to execute Dr. TATTOFF’s confidentiality, non-compete agreement. There is no written employment agreement or specified term for Mr. Kirby’s employment and either party may terminate the employment relationship at any time, with or without advance notice. In accordance with the terms of the Merger, Lifesciences has assumed the obligations under this agreement.

Effective November 21, 2007, John Keefe accepted Dr. TATTOFF’s offer of employment to serve as Dr. TATTOFF’s full-time Chief Financial Officer with an annual salary of $225,000. There is no written employment agreement in place, however, the Company and Mr. Keefe are currently negotiating the terms of his employment agreement.

Director Compensation

None of our directors receive an annual fee for services nor do we pay fees to directors for their attendance at meetings; however, we may adopt a policy of making such payments in the future. We will reimburse out-of-pocket expenses incurred by directors in attending board and committee meetings.

Director Independence

Mr. Morel and Dr. Kirby will not be “independent” directors upon their appointment to the Board, as defined under the standards of independence set forth in the Marketplace Rules of the NASDAQ Stock Market, although these independent director standards or any other standards do not directly apply to us because we do not currently have any securities that are listed on NASDAQ or other exchange. Mr. John Klobnak, however, will be deemed by our Board to be an “independent” director as defined under the NASDAQ standards.

Board Meetings

During the fiscal year ended January 31, 2008, our Board did not meet, but did take action by unanimous written consent on several occasions.

Attendance at Annual Meetings of Shareholders

Our Board believes that each director should attend our annual meeting of shareholders, absent exceptional cause, although we have not formally adopted any policy with respect to director attendance at such meetings.

Communication with the Board of Directors

Our Board will give appropriate attention to written communications that are submitted by shareholders and other interested parties, and will respond if and as appropriate. Shareholders who wish to send communications on any topic to any member of the Board should address such communications to our Board of Directors, c/o Lifesciences Opportunities Incorporated, 8447 Wilshire Boulevard, Suite 102, Beverly Hills, CA 90211, telephone number: (323) 653-8288.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions With Related Persons, Promoters and Certain Control Persons.

Certain Guarantees

Dr. William Kirby, our Medical Director, personally guaranteed certain lease obligations of Dr. TATTOFF and its affiliates. These obligations include the three real estate leases associated with the laser clinics operated by Dr. TATTOFF in Irvine, Encino and Beverly Hills, California. Dr. Kirby has also guaranteed certain equipment leases of Dr. TATTOFF. James Morel, Dr. TATTOFF’s Chief Executive Officer, personally guaranteed the real estate lease associated with Dr. TATTOFF’s corporate offices in Beverly Hills, California. In accordance with the terms of the Merger, Lifesciences has assumed the obligations under these lease agreements.

Promissory Notes of Certain Related Parties

Dr. TATTOFF issued a promissory note to Dr. William Kirby, our new Medical Director, on February 15, 2007 in the principal amount of $52,000. The note accrued interest at an annual rate of seven percent and was due and payable nine months following the issue date. Dr. Kirby subsequently agreed to amend the note to extend the due date of the note to March 31, 2008. As additional consideration for purchasing the notes, Dr. TATTOFF issued Dr. Kirby an equity position in Dr. TATTOFF at the time of issuance, which upon effecting the Merger, entitled Dr. Kirby to receive 64,725 shares of our Common Stock. Effective December 20, 2007, Dr. Kirby agreed to convert the outstanding principal balance and accrued interest of $55,072 into 55,072 Units and warrants to purchase 27,536 Units initially at an exercise price of $1.25 per Unit, which was subsequently reduced to $1.00 per Unit in accordance with the terms of the warrant agreement.

On July 25, 2007, Dr. TATTOFF issued a convertible promissory note in a principal amount of $75,000 to Ian Kirby, our new Chief Marketing Officer. The convertible promissory note was due the earlier of (i) 180 days following the issue date and (ii) two days following the effective date of the Merger. The convertible promissory note bore interest at an annual rate of ten percent and was convertible into shares of common stock of Lifesciences in accordance with the terms of the note. In connection with the note, Dr. TATTOFF also issued to Mr. Kirby five-year warrants to purchase 41,241 Units of Dr. TATTOFF at an exercise price is $1.25 per Unit. The convertible promissory note was in default and on December 20, 2007, Mr. Ian Kirby agreed to convert the outstanding principal balance and accrued interest of $78,144 into 78,144 Units and warrants to purchase 39,072 Units initially at an exercise price of $1.25 per Unit, which was subsequently reduced to $1.00 per Unit in accordance with the terms of the warrant agreement.

On November 15, 2007, Dr. TATTOFF issued promissory notes in the aggregate principal amount of $64,000 to Messrs. Morel, Knight, Klobnak and Dr. Kirby. The outstanding principal and accrued interest on the notes was due on or before December 1, 2007 and the notes accrued interest at rate of eight percent per annum. The notes had a default interest rate of eighteen percent per annum. The promissory notes went into default and on December 20, 2007, all holders agreed to extend the maturity date of the notes to the earlier of (a) an additional six (6) months from December 1, 2007 or (b) five (5) business days from the date a registration statement registering the securities of the Company, or its successor entity in the event of a merger or other business combination, for public sale is declared effective by the SEC. In addition, each note holder waived any and all past defaults, late charges (including default interest rates) and penalties under the notes in their entirety. Lifesciences has assumed the obligations under these notes in connection with the Merger, which have a principal outstanding balance of $65,195 as of February 8, 2008, including accrued but unpaid interest.

Management Services Agreement

William Kirby, D.O., individually as a physician, and Dr. TATTOFF entered into a Management Agreement on August 31, 2004, which was superseded by the Management Agreement dated December 20, 2005. Pursuant to the terms of the Management Agreement, Dr. TATTOFF provides technical, management, administrative, marketing and support services and equipment to the sites whereby Dr. Kirby provides or supervises tattoo removal services. The Management Agreement currently covers all three laser centers operated by Dr. TATTOFF. The initial term of the Management Agreement was one year and renewed automatically for successive one year terms unless either party notified the other party in writing, not less than ninety days prior to the end of the then current term, of its intention not to renew the Management Agreement. The agreement also provides for such other termination events as set forth in the Management Agreement. The Management Agreement was subsequently amended in August 2007, such that the term of the Management Agreement is for five (5) years commencing on August 31, 2004 and ending on August 30, 2009. The August 2007 amendment increased the amount that Dr. Kirby is required to pay Dr. TATTOFF for management services to 65% of the gross revenues of the physician in 2004 and 2005, and 60% in 2006 through 2009 . In accordance with the terms of the Merger, Lifesciences has assumed the position of Dr. TATTOFF under the Management Agreement.

Other Certain Transactions

Messrs. Robert Keyser and Albert Poliak, former executive officers of the Company, also serve as executive officers and maintain voting control over Ark Venture Capital, Inc. Effective August 15, 2005, Messrs. Keyser and Poliak resigned as officers and directors of our Company. Simultaneous with their resignations, they appointed Roland Perry to serve as sole director, Chief Executive Officer, Chief Financial Officer and President of our Company. Since inception, Ark Venture Capital has advanced our Company $38,376, all of which remains outstanding as of February 8, 2008. These advances are non-interest bearing and payable on demand.

On May 16, 2007, Roland Perry, our former officer and current director, sold 6,048 shares of our Common Stock to John J. Klobnak in consideration of $3,037.50. On May 16, 2007, Ark Venture Capital, Inc. sold 11,925 shares of our Common Stock to John J. Klobnak in consideration of $5,962.50. The Company was not a party to these transfers. Mr. Klobnak subsequently transferred 9,000 shares to the Klobnak Irrevocable Trust, as well as an aggregate of 976 shares to certain other individuals. Mr. Klobnak disclaims any beneficial interest in the trust.

From inception through the effective time of the Merger, Ark Financial Services, Inc. has maintained, at no cost to us, our executive offices pursuant to an oral agreement. The offices were in approximately 1,100 square feet of office space located at 925 S. Federal Highway, Suite 600, Boca Raton, Florida 33432. Mr. Poliak and Mr. Keyser are executive officers and principal shareholders of Ark Financial Services, Inc.

On July 23, 2007, Dr. TATTOFF entered into a Finders Fee Agreement with Dawson James Securities, Inc. (“Dawson James”). Dawson James is controlled by Ark Financial Services, Inc. In connection with the issuance of a certain promissory note with a principal amount of $150,000, Dr. TATTOFF paid Dawson James a cash fee of ten percent (10%) of the value of the transaction, as well as issued Dawson James warrants equal to ten percent (10%) of the value of the transaction (“Dawson James Warrants”). The warrants contained customary terms, including, but not limited to, demand and piggyback registration rights, and cashless exercise provisions. Dawson James also assisted Dr. TATTOFF in obtaining other private financing, for which Dawson James received cash commissions of  $88,300 equal to 10% of the aggregate gross proceeds of the financing and warrants to purchase 88,300 Dr. TATTOFF Units, equal to 10% of the number of Units sold by Dawson James in the private financing. In accordance with the terms of the Merger, Lifesciences issued warrants to purchase shares of Common Stock to Dawson James under the same terms and conditions as the Dawson James Warrants and the warrants issued in connection with the private financing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Lifesciences Opportunities Incorporated

By:	/s/ James Morel
Name:	James Morel
Title:	Chief Executive Officer

Dated: February 25, 2008